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3/14/03

03002421

VF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51735

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C.
155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Oxford Capital Groupe, Inc. dba Oxford Capital Securities

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Kenner Avenue, Suite 201
(No. and Street)

Nashville, Tennessee 37205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas E. Phillips (615) 383-5868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Travis & Company, PLC
(Name — *if individual, state last, first, middle name*)

3008 Poston Avenue	Nashville	Tennessee	37203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Douglas E. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities, as of December 31, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2009

Donna L. Nelson
Notary Public
2-21-03

Douglas E. Phillips
Signature

President
Title

This report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

RICHARD L. COOPER, CPA
PHILIP T. TRAVIS, CPA*
HILLIOUS D. SULLIVAN, CPA
J. ALAN HAYES, CPA
DENNIS A. CHAPPELL, CPA

AUDREY W. McELHINEY, CPA
D. MARK COLEMAN, CPA
TIMOTHY M. COOPER, MA, CPA*
STACI D. LEWIS, CPA

COOPER, TRAVIS & COMPANY, PLC
CERTIFIED PUBLIC ACCOUNTANTS
3008 POSTON AVENUE
NASHVILLE, TENNESSEE 37203

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
*LICENSED IN TENNESSEE AND GEORGIA

TELEPHONE
615-329-4500
FACSIMILE
615-329-4569

Independent Auditors' Report

Douglas E. Phillips
The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Nashville, Tennessee

We have audited the accompanying balance sheet of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities as of December 31, 2002, and the related statement of operations and changes in stockholder's equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cooper, Travis & Company, PLC

Cooper, Travis & Company, PLC
Certified Public Accountants

Nashville, Tennessee
January 27, 2003

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	6,066
Total Current Assets	$	6,066

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common Stock (no par, 1,000 shares authorized, issued and outstanding)		1,000
Additional paid in capital		5,000
Retained earnings		66
Total Stockholder's Equity		6,066
Total Liabilities and Stockholder's Equity	$	6,066

See accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME		
Commission income	$ 5,680	
Interest	43	
Miscellaneous income	5	
Total Income		$ 5,728
EXPENSES		
Commission expense	1,000	
Professional fees	378	
Office expense	400	
Payments to parent company	4,272	
Total Expenses		6,050
NET INCOME (LOSS)		$ (322)

See accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance at January 1, 2002	$ 1,000	$ 5,000	$ 388	$ 6,388
Net (loss) for the year ended December 31, 2002	-	-	(322)	(322)
Ending Balance at December 31, 2002	$ 1,000	$ 5,000	$ 66	$ 6,066

See accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities		
Cash received from commissions	$	5,680
Cash paid to vendors		(1,778)
Cash paid to parent company		(4,272)
Interest income		43
Miscellaneous income		5
Net cash used for operating activities		(322)
Cash and cash equivalents, beginning of year		6,388
Cash and Cash Equivalents, End of Year	$	6,066
Reconciliation of Net Income to Net Cash used for Operating Activities		
Net (Loss)	$	(322)
Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities		-
Net Cash used for Operating Activities	$	(322)

See accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

a. Business Activity

The Oxford Capital Groupe, Inc. dba Oxford Capital Securities (the Company) is a broker dealer offering products in annuities and mutual funds to banks, brokerage firms and other similar entities. The Company was formed as a Tennessee corporation. The following is a summary of the significant accounting policies followed by the Company.

b. Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

c. Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

d. Income Taxes

The Company is an S Corporation in accordance with the Internal Revenue Service Code of 1986 for federal income tax purposes. Accordingly, all income, losses and credits are passed directly to the shareholder for taxation at the individual level. Therefore, a provision for federal income taxes is not required in the financial statements.

e. Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2002.

At December 31, 2002, the Company had excess net capital of $1,066.

Note 3 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. COOPER, CPA
PHILIP T. TRAVIS, CPA*
HILLIOUS D. SULLIVAN, CPA
J. ALAN HAYES, CPA
DENNIS A. CHAPPELL, CPA

AUDREY W. McELHINEY, CPA
D. MARK COLEMAN, CPA
TIMOTHY M. COOPER, MA, CPA*
STACI D. LEWIS, CPA

COOPER, TRAVIS & COMPANY, PLC
CERTIFIED PUBLIC ACCOUNTANTS
3008 POSTON AVENUE
NASHVILLE, TENNESSEE 37203

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
*LICENSED IN TENNESSEE AND GEORGIA

TELEPHONE
615-329-4500
FACSIMILE
615-329-4569

Independent Auditors' Report on Additional Information

Douglas E. Phillips
The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Nashville, Tennessee

Our report on our audit of the basic financial statements of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities for the year ended December 31, 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cooper, Travis & Company, PLC

Cooper, Travis & Company, PLC
Certified Public Accountants

Nashville, Tennessee
January 27, 2003

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
FOR THE YEAR ENDED DECEMBER 31, 2002

	Per Audit Report	Per Client Focus Report	Differences
Ownership Equity	$ 6,066	$ 6,066	$ -
Less: Non Allowable Assets	-	-	-
Net Capital Before Haircuts	6,066	6,066	-
Haircuts on Securities	-	-	-
Undue Concentrations	-	-	-
Minimum Capital Requirement	5,000	5,000	-
Excess Net Capital	$ 1,066	$ 1,066	$ -

See accompanying notes to financial statements.